Via Facsimile and U.S. Mail
Mail Stop 6010

September 17, 2008

Veronica A. Lubatkin
Executive Vice President and Chief Financial Officer
Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, NJ 07677

Re: Par Pharmaceutical Companies, Inc
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 001-10827

Dear Ms. Lubatkin:

We have reviewed your July 29, 2008 response to our June 30, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue, page 50

1. When there are multiple factors that contribute to the change in the prior period estimates, please expand your proposed disclosure to quantify each factor. In addition, please revise your disclosure to clarify how the loss of customers resulted in an increase in product returns. It would appear that this would impact future sales but not prior period sales.

Veronica A. Lubatkin
Par Pharmaceutical Companies, Inc.
September 17, 2008
Page 2

Note 7 – Inventories, page F-23

2. Please revise your disclosure to specify at what point within the FDA approval
    process ("feedback loop") that you determine it appropriate to capitalize inventory.
    We believe that it is difficult to prove probable future economic benefit prior to an
    explicit affirmation from the FDA that there are no remaining issues and/or
    contingencies related to the ANDA and your manufacturing processes. In addition,
    please revise your disclosure to clarify how you determine that any material legal
    hurdles are not remaining prior to capitalization.

                                          * * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don
Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the
comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                          Sincerely,

                                          Jim B. Rosenberg
                                          Senior Assistant Chief
                                          Accountant